This Form CB contains _______
pages, including all exhibits.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Brilliance China Automotive Holdings Limited

(Name of Subject Company)

Bermuda

(Jurisdiction of Subject Company’s Incorporation or Organization)

Huachen Automotive Group Holdings Company Limited
Mr. WU Xiao An
Mr. SU Qiang
Mr. HONG Xing
Mr. HE Tao
(Name of Person(s) Furnishing Form)

Ordinary Shares, par value U.S.$0.01 per share
and
American Depositary Shares, each representing 100 Ordinary Shares
(Title of Class of Subject Securities)

10949Q105 (for the ADSs)
(CUSIP Number of Class of Securities (if applicable))

Wu Xiao An
Brilliance China Automotive Holdings Limited
Suite 2303-06, 23rd Floor, Great Eagle Centre
23 Harbour Road, Wanchai
Hong Kong, People’s Republic of China
(852) 2523-7227

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Scott. D. Clemens
Baker & McKenzie
14th Floor, Hutchison House
Harcourt Road
Hong Kong, People’s Republic of China

Anticipated to be on or about January 9, 2003
(Date Tender Offer/Rights Offering Commenced)

PART I. — INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents
Item 2. Informational Legends
PART II. — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
PART III. — CONSENT TO SERVICE OF PROCESS
SIGNATURES
Exhibit Index
Announcement dated December 19,2002
Power of attorney of Huachen Automotive Group
Power of attorney of Mr.SU Qiang
Power of attorney of Mr.HONG Xing
Power of attorney of Mr.HE Tao

PART I. — INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	Joint Announcement dated December 19, 2002 relating to a conditional mandatory cash offer by CLSA Limited, on behalf of the Offerors, to acquire all issued shares, including shares represented by ADSs, in the share capital of Brilliance China Automotive Holdings Limited, other than those already owned by the Offerors or parties acting in concert with them.

(b)	Not applicable.

Item 2. Informational Legends

Not applicable.

PART II. — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable

(2)	Not applicable.

(3)	See Exhibits II.3(a)-1 through II.3(a)-4.

PART III. — CONSENT TO SERVICE OF PROCESS

(1)	A written irrevocable consent and power of attorney on Form F-X is being filed with the Commission concurrently with the furnishing of this Form CB.

(2)	Not applicable.

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SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUACHEN AUTOMOTIVE GROUP HOLDINGS COMPANY LIMITED

By:	/s/ WU Yong Cun Name: WU Yong Cun Title: Attorney-In-Fact Date: December 18, 2002

MR. WU XIAO AN

By:	/s/ WU Xiao An Name: WU Xiao An Title: Executive Director, Brilliance China Automotive Holdings Limited Date: December 18, 2002

MR. SU QIANG

By:	/s/ WU Xiao An Name: WU Xiao An Title: Attorney-In-Fact Date: December 18, 2002

MR. HONG XING

By:	/s/ WU Xiao An Name: WU Xiao An Title: Attorney-In-Fact Date: December 18, 2002

MR. HE TAO

By:	/s/ WU Xiao An Name: WU Xiao An Title: Attorney-In-Fact Date: December 18, 2002

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Exhibit Index

Exhibit
Number	Description

99.I.1(a)-1	Joint Announcement dated December 19, 2002.
99.II.3(a)-1	Power of attorney of Huachen Automotive Group Holdings Company Limited
99.II.3(a)-2	Power of attorney of Mr. SU Qiang
99.II.3(a)-3	Power of attorney of Mr. HONG Xing
99.II.3(a)-4	Power of attorney of Mr. HE Tao

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